Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ethan Allen Interiors Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-47935 and 333-26949) on Form S-8 of Ethan Allen Interiors Inc. of our report dated July 29, 2004, except as to Note 2 which is as of May 9, 2005, relating to the consolidated balance sheets of Ethan Allen Interiors Inc. and Subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2004, and the related financial statement schedule, which report appears in the June 30, 2004 annual report on Form 10-K/A of Ethan Allen Interiors Inc.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements for each of the years in the three-year period ended June 30, 2004.

Stamford, Connecticut
May 9, 2005